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                                                              Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                                            Year Ended December 31,
                                 1994       1993(*) 1992(**) 1991(***) 1990
Fixed charges:
  Interest expense             $  732     $   755  $   845 $   818  $   855
  Rental expense                  190         201      213     211      196
    Total fixed charges
       before capitalized
       interest                   922         956    1,058   1,029    1,051
  Capitalized interest              2           5       17       3        -
    Total fixed charges        $  924     $   961  $ 1,075 $ 1,032  $ 1,051

Earnings available for fixed
  charges:
    Income before income
      taxes                    $ 1,602    $  (227) $   171  $  963  $ 1,103
  Less undistributed
      income in minority
      owned companies             (54)        (51)     (52)    (70)     (60)
  Add fixed charges before
      capitalized interest         922         956    1,058   1,029    1,051
  Total earnings available
      for fixed charges       $  2,470     $   678  $ 1,177 $ 1,922  $ 2,094

Ratio of earnings to
  fixed charges (1)(2)            2.67        0.71     1.09    1.86     1.99


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Xerox management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of Xerox' real-estate development and related financing operations, third-party financing and leasing businesses, and other financial services businesses.


(33)

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                                                              Exhibit 12(b)
                                                                   (Cont'd)


(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

(*) In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlements. Excluding this charge, the ratio was 2.13. 1993 Earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

(**) In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charges incurred in connection with the decision to disengage from the Company's IOFS businesses. Excluding this charge, the ratio was 1.96.

(***)In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax charge incurred in connection with the Document Processing work-force reduction announced in December 1991. Excluding this charge, the ratio was 2.03.
(34)